SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                      (Amendment No. 3)*

                   UNITED CITIES GAS COMPANY
                       (Name of Issuer)

                COMMON STOCK, WITHOUT PAR VALUE
                 (Title of Class of Securities)

                          909823106000
                         (CUSIP Number)

                    STEPHEN A. BOUCHARD, ESQ.
                   FLEISCHMAN AND WALSH, L.L.P.
                   1400 SIXTEENTH STREET, N.W.
                     WASHINGTON, D.C.  20036
                         (202) 939-7900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         NOVEMBER 2, 1996

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this state-ment [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial owner-ship of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

This Amendment No. 3 amends and supplements (i) the Amendment No. 2 to Schedule 13D filed October 18, 1996, (ii) the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commis-sion on August 20, 1996, and (iii) the Schedule 13D filed with the Securities and Exchange Commission on August 1, 1996, each filed on behalf of the Reporting Person. Capitalized terms used herein without definition shall have the respective meanings ascribed to them in such Schedule 13D and Amendment Nos. 1 and 2 thereto.

Item 4.  Purpose of Transaction
-------------------------------

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On November 2, 1996, the Reporting Person, the Issuer and Atmos agreed that (i) the Reporting Person will not exercise dissenters' rights with respect to its shares of Common Stock, and will not solicit or encourage any other shareholder of the Issuer to exer-cise dissenters' rights, in connection with the proposed merger of the Issuer and Atmos to be voted on at the Special Meeting,
(ii) the Reporting Person will not solicit proxies from other shareholders of the Issuer to vote against, or take any other action reasonably likely to result in opposition to, the pro-posed merger at the Issuer's Special Meeting, (iii) the Reporting Person will, after the vote at the Special Meeting, cause all pending proceedings brought by it (including the Tennessee Complaint and the Texas Complaint) to enjoin the proposed merger or the Special Meeting to be withdrawn and not appeal the dismissal without prejudice last week of the Missouri Complaint, and will withdraw any intervention pending or sought by it in any other proceeding regarding the merger,
(iv) the Issuer and Atmos will, after the vote at the Special Meeting, seek the dismissal of the MPSC Complaint and will not contest the Reporting Person's ownership of the Common Stock or the Atmos shares the Reporting Person will receive if the proposed merger is consummated, and (v) Atmos, as the surviving entity of the proposed merger, will grant the Reporting Person a right of first offer with respect to any gas utility property in the states of Texas, Missouri, Kansas or Iowa that Atmos may determine to dispose of during the two year period following consummation of the proposed merger.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer
-----------------------------------------------------------------

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

On November 2, 1996, the Reporting Person entered into an agree-ment with the Issuer and Atmos as described in the response above to Item 4.

                            SIGNATURE
                            ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


                                   November 4, 1996
                                   ---------------------
                                   (Date)


                                   STEPHEN A. BOUCHARD
                                   ---------------------
                                   (Signature)


                                   Stephen A. Bouchard
                                   Attorney-in-fact
                                   ---------------------
                                   (Name and Title)